UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Guaranty Fed Bancshares (GFED)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40108P101
(CUSIP Number)

05/08/2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1I

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	40108P101		Page 2 of 12
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	FJ Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	225,323 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	19,253 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	225,323 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.29%
12		TYPE OF REPORTING PERSON	OO

(1)	Consists of 6,992 shares of common stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member, 206,070 shares held by Bridge Equities III LLC, of which FJ Capital Management LLC is the sub-investment advisor, and 12,261 shares of common stock held by various other managed accounts that FJ Capital Management manages and that are the record owners. Mr. Friedman is the managing member of FJ Capital Management LLC.

(2)	Consists of 6,992 shares of common stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member, and 12,261 shares owned by various other managed accounts that FJ Capital Management manages and that are the record owners. Mr. Friedman is the managing member of FJ Capital Management LLC.

CUSIP No .	40108P101		Page 3 of 12
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	FJ Capital Long Short Equity Fund LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	6,992 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	6,992 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,992(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.16%
12		TYPE OF REPORTING PERSON	OO

(1)	Consists of 6,992 shares of common stock.

CUSIP No .	40108P101	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	225,323 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	19,253 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		225,323 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.29%
12	TYPE OF REPORTING PERSON		IN

(3)	Consists of 6,992 shares of common stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member, 206,070 shares held by Bridge Equities III LLC, of which FJ Capital Management LLC is the sub-investment advisor, and 12,261 shares of common stock held by various other managed accounts that FJ Capital Management manages and that are the record owners. Mr. Friedman is the managing member of FJ Capital Management LLC.

(4)	Consists of 6,992 shares of common stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member, and 12,261 shares owned by various other managed accounts that FJ Capital Management manages and that are the record owners. Mr. Friedman is the managing member of FJ Capital Management LLC.

CUSIP No .	40108P101	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Bridge Equities III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	206,070 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	206,070 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		206,070 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.84%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 206,070 shares of common stock.

CUSIP No .	40108P101	Page 6 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		SunBridge Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	206,070 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	206,070 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		206,070 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.84%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 206,070 shares of common stock held by Bridge Equities III LLC, of which SunBridge Manager, LLC is the Managing Member.

CUSIP No .	40108P101	Page 7 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		SunBridge Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	206,070 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	206,070 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		206,070 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.84%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 206,070 shares of common stock held by Bridge Equities III LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC.

CUSIP No .	40108P101	Page 8 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Realty Investment Company Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Maryland
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	206,070 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	206,070 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER	[ ]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		206,070 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.84%
12	TYPE OF REPORTING PERSON		CO

(1) Consists of 206,070 shares of common stock held by Bridge Equities III LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC. Realty Investment Company, Inc. is the Manager of SunBridge Holdings, LLC.

CUSIP No .	440108P101	Page 9 of 12

Item 1(a).	Name of Issuer:

Guaranty Fed Bancshares (GFED)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1341 West Battlefield Road Springfield, MO 65807

Item 2(a).	Name of Person Filing:

FJ Capital Management, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

FJ Capital Management, LLC 1313 Dolley Madison Blvd, Ste 306 McLean, VA 22101 FJ Capital Long Short Equity Fund LLC 1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

Martin S. Friedman

1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

Bridge Equities III LLC

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

SunBridge Manager LLC

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

SunBridge Holdings LLC

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

Realty Investment Company Inc

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

Item 2(c).	Citizenship:

FJ Capital Long Short Equity Fund LLC, Bridge Equities III LLC, FJ Capital Management LLC, SunBridge Manager LLC, SunBridge Holdings LLC – Delaware limited liability companies
Martin S. Friedman – United States citizen
Realty Investment Company Inc – Maryland corporation

CUSIP No.	440108P101	Page 10 of 12

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

40108P101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

FJ Capital Management LLC – 225,323 shares

FJ Capital Long Short Equity Fund LLC – 6,992 shares

Bridge Equities III LLC – 206,070 shares

Martin S. Friedman – 225,323 shares

SunBridge Manager LLC – 206,070 shares

SunBridge Holdings LLC - 206,070 shares

Realty Investment Company Inc – 206,070 shares

CUSIP No.	440108P101	Page 11 of 12

(b)	Percent of class:
FJ Capital Management LLC – 5.29%

FJ Capital Long Short Equity Fund LLC - 0.16%

Martin S. Friedman – 5.29%

Bridge Equities III LLC -4.84%

SunBridge Manager LLC – 4.84%

SunBridge Holdings LLC – 4.84%

Realty Investment Company Inc -4.84%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

All Reporting Persons – 0

	(ii)	Shared power to vote or to direct the vote

FJ Capital Management LLC – 225,323 shares

FJ Capital Long Short Equity Fund LLC – 6,992 shares

Bridge Equities III LLC – 206,070 shares

Martin S. Friedman – 225,323 shares

SunBridge Manager LLC – 206,070 shares

SunBridge Holdings LLC - 206,070 shares

Realty Investment Company Inc – 206,070 shares

	(iii)	Sole power to dispose or to direct the disposition of

All Reporting Persons – 0

	(iv)	Shared power to dispose or to direct the disposition of

FJ Capital Management LLC – 19,253 shares

FJ Capital Long Short Equity Fund LLC – 6,992 shares

Bridge Equities III LLC – 206,070 shares

Martin S. Friedman – 19,253 shares

SunBridge Manager LLC – 206,070 shares

SunBridge Holdings LLC - 206,070 shares

Realty Investment Company Inc - 206,070 shares

CUSIP No.	40108P101	Page 12 of 12

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 05/15/2014

FJ Capital Long/Short Equity Fund LLC

By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

FJ Capital Management LLC

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

/s/ Martin S. Friedman
MARTIN S. FRIEDMAN

Bridge Equities III, LLC

By: SunBridge Manager, LLC, its Managing Member

By: /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: Manager

SunBridge Manager, LLC

By: /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: Manager

SunBridge Holdings, LLC

By: Realty Investment Company, Inc., its Manager

By: /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: President

realty investment company, inc.

By: /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

Exhibit 1

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock Guaranty Fed Bancshares (GFED) shall be filed on behalf of the undersigned.

FJ Capital Long/Short Equity Fund LLC		Bridge Equities III, LLC
By:	FJ Capital Management, LLC	By:	SunBridge Manager, LLC, its Managing Member

By:	/s/ Martin S. Friedman	By:	/s/ Christine A. Shreve
	Name: Martin S. Friedman		Name: Christine A. Shreve
	Title: Managing Member		Title: Manager

FJ Capital Management LLC			SunBridge Manager, LLC

By:	/s/ Martin S. Friedman	By:	/s/ Christine A. Shreve
	Name: Martin S. Friedman		Name: Christine A. Shreve
	Title: Managing Member		Title: Manager

SunBridge Holdings, LLC
By: Realty Investment Company, Inc., its Manager

/s/ Martin S. Friedman			/s/ Christine A. Shreve
MARTIN S. FRIEDMAN			Name: Christine A. Shreve
Title: President

realty investment company, inc.

/s/ Christine A. Shreve
Name: Christine A. Shreve
Title: President